NGL Energy Partners LP

6120 South Yale Avenue, Suite 805

Tulsa, Oklahoma 74136

July 8, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:                 NGL Energy Partners

Registration Statement on Form S-3 on November 20, 2012

File No. 333-185069

Ladies and Gentlemen:

NGL Energy Partners LP, a Delaware limited liability partnership (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-3 (File No. 333-185069) filed by the Company with the Securities and Exchange Commission (the “Commission”) on November 20, 2012 (the “Registration Statement”) be withdrawn effective immediately. The Registration Statement has not been declared effective and none of the Company’s securities have been sold pursuant to the Registration Statement.  The Company requests this withdrawal because it has obtained well-known seasoned issuer status subsequent to the filing of the Registration Statement.  Due to this change in status, the Company intends to file a new Registration Statement on Form S-3ASR.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. In addition, in accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited toward the new Registration Statement on Form S-3ASR that the Company intends to file with the Commission.

Please provide a copy of the Order to Erin G. Stone of Winston & Strawn LLP, via email at estone@winston.com.

Very truly yours,

NGL ENERGY PARTNERS LP

By:	/s/ H. Michael Krimbill
Name:	H. Michael Krimbill
Title:	Chief Executive Officer